Mail Stop 4561

September 9, 2008

Via U.S. Mail and Facsimile 86.21.6879.6233

Ms. Kathleen Chien
Chief Financial Officer
51job, Inc.
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People's Republic of China

> **Re:** **51job, Inc.**
> **Form 20-F for fiscal year ended December 31, 2007**
> **Filed June 27, 2008**
> **File No. 0-50841**

Dear Ms. Chien:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

A. Overview

Critical Accounting Policies, page 45

1.   Please explain how the determination of the way in which you operate and manage your various businesses as one segment complies with paragraph 16 of SFAS 131, considering your disclosure noting higher profit margins for your online recruitment services business in the Costs section on page 43. In your response, please tell us whether your Print advertising and Online recruitment services are operating segments as defined in paragraph 10 of SFAS 131. Also, please tell us how you are able to aggregate all of your principal lines of business into one reportable segment in accordance with the aggregation criteria of paragraph 17 and quantitative thresholds in paragraph 18.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

2. Principal Accounting Policies

(g) Property and Equipment, page F-9

2.   It appears that you depreciate Land based on an estimated useful life of 48 to 50 years. Please tell us your basis for depreciating land, citing applicable accounting literature.

3. Accounts Receivable, page F-15

3.   We note that you have included an analysis for the movement of allowance for doubtful accounts. Please tell us how you have complied with the requirements of Rule 5-04 of Regulation S-X, as it does not appear that you have included an analysis for the movement of Accounts receivable, net.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief